Exhibit 99.2

 FEBRUARY 2023 | NASDAQ: IREN  Bitcoin mining. Done sustainably.  Second Quarter FY23 Results Presentation

 Disclaimer  Forward-Looking Statements   This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target,” “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.  These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs, as well as limitations on the availability of electrical supply for Bitcoin mining due to restrictions imposed by governmental authorities or otherwise; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under any hardware purchase contracts or debt financing obligations) and the Company’s growth plans; the failure of Iris Energy’s wholly-owned special purpose vehicles to make required payments of principal and/or interest under their limited recourse equipment financing arrangements when due or otherwise comply with the terms thereof, as a result of which the lender thereunder has declared the entire principal amount of each loan to be immediately due and payable and is taking steps to enforce the indebtedness and its rights in the Bitcoin miners with respect to certain of such loans and other assets securing such loans, including appointing a receiver with respect to such special purpose vehicles, which is expected to result in the loss of the relevant Bitcoin miners securing such loans and has materially reduced the Company’s operating capacity, and could also lead to bankruptcy or liquidation of the relevant special purpose vehicles, and materially and adversely impact the Company’s business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing or any refinancing, restructuring or modification to the terms of any existing financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations;  competition; Bitcoin prices, global hashrate and the market value of Bitcoin miners, any of which could adversely impact its financial condition, cash flows and results of operations, as well as its ability to raise additional financing and the ability of its wholly-owned special purpose vehicles to make required payments of principal and/or interest on their equipment financing facilities; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2022 and the Company’s report on Form 6-K filed with the SEC on February 15, 2023, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.  These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this presentation.   The information in this presentation is only effective as of the date given, February 15, 2023, and will not be updated or affirmed unless and until Iris Energy publicly announces updated or affirmed information. Distribution or reference of this deck following February 15, 2023, does not constitute Iris Energy re-affirming information. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.  All financial information included in this presentation is denominated in USD and references to “$” are to USD unless otherwise stated. All timing references in this presentation are to calendar quarters and calendar years, unless otherwise specified.  Industry and Statistical Data   This presentation includes industry data, statistical data, estimates and other forecasts that may have been obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry, internal company surveys, and our review and analysis of market conditions, surveys and industry feedback. Our expectations regarding market and industry data, including expected growth rates, are subject to change based on our ongoing analysis of prevailing market and industry conditions and, as a result, assumptions based on such expectations may not be reliable indicators of future results. We undertake no obligation to update such figures in the future. These sources include government and industry sources, including third-party websites. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Further, certain financial measures and statistical information in this document have been subject to rounding adjustments. Accordingly, the sum of certain data may not conform to the expressed total.  2

 Business Update

Expansion to 5.5 EH/s self-mining capacity


2.0 EH/s[1]
5.5 EH/s[2]
Previous operating capacity
New operating capacity

- US$67m remaining Bitmain prepayments utilized to acquire 4.4 EH/s of new S19j Pro miners
- No additional cash outlay
- Expansion to 5.5 EH/s expected over the coming months
- Considering options for the sale of surplus miners to re-invest in growth initiatives and/or corporate purposes
- $38m cash, no debt[3]

1. Comprises ~1.7 EH/s of miners in operation and ~0.3 EH/s of miners in transit or pending deployment (as of February 10, 2023).
2. Newly acquired miners to be installed in the Company's data centers, increasing self-mining operating capacity from 2.0 EH/s to 5.5 EH/s.
3. Reflects USD equivalent, unaudited preliminary cash balance as of January 31, 2023 (excluding cash held by the two remaining SPV borrowers). Reflects acceleration of outstanding loans under the Group's two outstanding limited recourse equipment financing facilities, in respect of which the relevant lender is pursuing enforcement proceedings and assumes foreclosure by the lender thereunder against the collateral securing such facilities held by such SPV borrowers. See the Company's Reports on Form 6-K filed on November 21, 2022, and February 15, 2023, and Registration Statement on Form F-1, as amended, initially filed on September 23, 2022, for further information. Following such acceleration and foreclosure, the Group would not have any indebtedness for borrowed money outstanding.

4

 Transformational growth opportunity at Childress  5  20MW nearing completion, additional 80MW underway – 600MW total capacity  Progress update  Childress (January 2023) - aerial view of the first 20MW data center building  Initial 20MW nearing completion in Q2 CY23  Energization of 600MW substation   Commissioning of 100MW substation  Commissioning of 20MW data center    Next 80MW of data centers underway  Orders placed for next 20MW building transformers  Proven modular building design  Existing high voltage and substation infrastructure  Limited earthworks required  Will support additional 2.5 EH/s1    600MW of capacity secured  Significant upfront investment made  Rapid, efficient and near-term growth pathway    Assuming installation of high efficiency S19j Pro miners.

 6  5.5 EH/s underpins strong margins and operating cashflow  Illustrative mining profit (annualized)1  Bitcoin price (US$)  $15,000  $25,000  $35,000  $45,000  2.0 EH/s self-mining2,3  $9m  $33m  $57m  $80m  2.0 EH/s self mining2,3 + hosting (110MW @ 2c/kWh)  $29m  $52m  $76m  $100m  5.5 EH/s self-mining4  $29m  $94m  $160m  $225m  Illustrative mining profit = revenue (gross revenue less assumed mining pool fees) less assumed electricity costs. Illustrative mining profit excludes all other expenses, overheads and fees (except electricity costs and mining pool fees). Calculations assume mining hardware operates at 100% uptime. Note electricity cost assumption of $0.046/kWh is based on existing BC operations (subject to change based on the CADUSD FX rate and actual demand charges incurred).  Source: Coinwarz Bitcoin Mining Calculator. Inputs for 2.0 EH/s: 2,000 PH/s (hashrate), ~280 EH/s (difficulty implied global hashrate), 0.1 BTC per block (transaction fees), 0.5% (pool fees), 65MW (power consumption).  Comprises ~1.7 EH/s of miners in operation and ~0.3 EH/s of miners in transit or pending deployment (as of February 10, 2023).   Source: Coinwarz Bitcoin Mining Calculator. Inputs for 5.5 EH/s: 5,500 PH/s (hashrate), ~280 EH/s (difficulty implied global hashrate), 0.1 BTC per block (transaction fees), 0.5% (pool fees), 170MW (power consumption).  THE ABOVE INFORMATION IS FOR GENERAL INFORMATION PURPOSES ONLY. THE MINING PROFIT OUTPUTS ARE FOR ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE CONSIDERED PROJECTIONS OF IRIS ENERGY’S OPERATING PERFORMANCE. SUCH MINING PROFIT OUTPUTS ARE BASED ON IMPORTANT ASSUMPTIONS AND HISTORICAL INFORMATION, INCLUDING INFORMATION AND CALCULATIONS FROM THIRD PARTY SOURCES (INCLUDING WEBSITES). WE HAVE NOT INDEPENDENTLY VERIFIED SUCH INFORMATION AND CALCULATIONS, AND SUCH INFORMATION AND CALCULATIONS ARE SUBJECT TO IMPORTANT LIMITATIONS AND COULD PROVE TO BE INACCURATE. THE ILLUSTRATIVE MINING PROFIT OUTPUTS ARE BASED ON HISTORICAL INFORMATION WHICH MAY OR MAY NOT MATERIALIZE IN THE FUTURE – accordingly, there is no assurance that any illustrative outputs WILL BE ACHIEVED within the timeframes presented or at all OR THAT MINING HARDWARE WILL OPERATE AT 100% UPTIME. The illustrative outputs assume hashrate is fully installed and operating today using the above assumptions. These assumptions are likely to be different in the future and users should input their own assumptions.  THE ABOVE AND THIS PRESENTATION SHOULD BE READ STRICTLY IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS DISCLAIMER ON PAGE 2.

Peer comparison

A leading Bitcoin miner with 5.5 EH/s of self-mining operating capacity



Deployed operating capacity (EH/s)1
0.7
0.9
1.0
1.1
1.3
1.9
2.0
2.5
2.7
4.3
4.7
$1.76
Feb 10 close
5.5 2
1.7
5.6 3
6.6
7.3
9.3
DGHI
DMGI
MIGI
GREE
BTBT
SDIG
WULF
ARBK
HIVE
CIFR
BITF
Iris Energy
HUT
CLSK
MARA
RIOT

	DGHI	DMGI	MIGI	GREE	BTBT	SDIG	WULF	ARBK	HIVE	CIFR	BITF	Iris Energy	HUT	CLSK	MARA	RIOT
Enterprise value (US$m)[4]	38	28	49	101	38	117	173	145	213	336	189	58	788[3]	223	1,049	513
CY22 dilution (%)[5]	11%	-	15%	9%	18%	16%	28%	2%	6%	-	12%	-	16%[3]	73%	14%	43%
Total debt (US$m)[6]	1	-	40	91	-	55	124	79	27	-	25	-	22	20	751	-
Efficiency (BTC/EH)[7]	113	104	86	115	123	-	76	86	127	80	126	129	112	124	91	95

Source: Nasdaq market data and public company filings. Market data as of February 10, 2023. Based on available peer public disclosures as of February 10, 2023.
1. Represents deployed hashrate as of January 31, 2023. DMGI and MIGI as of December 31, 2022.
2. Comprises ~1.7 EH/s of miners in operation, ~0.3 EH/s of miners in transit or pending deployment, plus new miners to be acquired from Bitmain (see page 4 for further information).
3. Hut 8 hashrate and market capitalization reflects details of merger transaction with US Bitcoin announced on February 7, 2022. Enterprise value reflects adjustments for Hut 8's balance sheet information only (US Bitcoin's balance information not currently available).
4. Enterprise value = market cap + (total debt + preferred equity) - (cash + digital assets).
5. Calculated by reference to the number of ordinary shares outstanding (as of the date of each company's September 30, 2022 quarterly disclosure, where available) compared to January 1, 2022.
6. Calculated by reference to September 30, 2022 balance sheet disclosures, adjusted for post balance date disclosures (where available). Iris Energy debt reflects acceleration of outstanding loans under the Group's two outstanding limited recourse equipment financing facilities, in respect of which the relevant lender is pursuing enforcement proceedings, and assumes foreclosure by the lender thereunder against the collateral securing such facilities held by such SPV borrowers. See the Company's Reports on Form 6-K filed on November 21, 2022 and February 15 2023, and Registration Statement on Form F-1, as amended, initially filed on September 23, 2022, for further information. Following such acceleration and foreclosure, the Group would not have any indebtedness for borrowed money outstanding.
7. Calculated as the average of monthly Bitcoin mined per EH/s between January 1, 2022 and December 31, 2022. Bitcoin mined per EH/s for peers calculated as Bitcoin mined for the relevant month divided by the average of the reported hashrate for the corresponding month and immediately preceding month (where actual average operating hashrate not reported). Data between January 1, 2022 and December 31, 2022 was not available for the following peers: BTBT (January 1, 2022 and April 30, 2022), CIFR (December 31, 2022 only), GREE (March 1, 2022 and October 31, 2022), WULF (October 1, 2022 and December 31, 2022), DGHI (February 1, 2022 and December 31, 2022), DMGI (April 1, 2022 and December 31, 2022).

7

IrisEnergy

Long-term alignment

Founders, board & management own ~23% of IREN, promoting alignment of interest

Significant institutional & HNW investor representation on the register[1]


23%
30%
13%
35%
Founders, Board & Management
High Net Worth
Institutional (Identified)
Institutional (Unidentified) / Retail / Other

Broad sell-side research coverage

Firm	Analyst
Canaccord Genuity	Joseph Vafi
Citi	Jim Suva
Compass Point	Chase White
Cantor Fitzgerald	Josh Siegler
J.P. Morgan	Reginald Smith
H.C. Wainwright	Mike Colonnese
Macquarie	Paul Golding

Institutional-grade IPO – first Bitcoin miner led by bulge bracket banks

Source: Public filings and indicative Company estimates (as of January 2023).
1. Shareholding information provided is indicative and is provided for illustrative purposes only.

8

 Financial Summary

 Bitcoin mining revenue  Source: Historical Bitcoin market data sourced from Blockchain.com  10  Decline in Bitcoin price and increase in global hashrate negatively impacted revenues in 2Q23  Mined 722 Bitcoin in 2Q23, as compared to 780 Bitcoin in the previous quarter. Lower Bitcoin production was primarily driven by higher global hashrate rate during the period   Bitcoin mining revenue & Bitcoin mined  Bitcoin price & global hashrate1  Average operating hashrate (EH/s)  0.8  1.1  2.0  2.2

 Operating costs  11  Increase in Electricity Costs reflect growth in hashrate between periods  Cost base reflects a business that has growth ambitions beyond 5.5 EH/s  Average operating hashrate (EH/s)  0.8  1.1  2.0  2.2  Installed MW   (period end)  30  39  130  160

Balance sheet

- $39.4m cash as of Dec 31, 2022 (excluding limited-recourse financing SPVs)
- $59.0m Bitmain prepayment on balance sheet (as of Dec 31, 2022) was subsequently fully utilized post balance date
- $105.2m of primarily non-cash impairment, of which $66.5m relates to the limited-recourse financing SPVs
- Receiver to the limited-recourse financing SPVs appointed on Feb 3, 2023 (Adjusted Balance Sheet reflects derecognition of limited-recourse financing SPVs from the Group)

US$m	As at Jun 30, 2022	As at Dec 31, 2022	Adjustments to remove limited-recourse financing SPVs	As Adjusted Dec 31, 2022
Assets				
Cash and cash equivalents	110.0	40.7	(1.3)	39.4
Prepayments and other current assets	50.3	34.0	-	34.0
Total current assets	**160.3**	**74.6**	**(1.3)**	**73.3**
Property, plant & equipment	247.6	273.3	(111.8)	161.5
Mining hardware prepayments	158.2	59.0	-	59.0
Other non-current assets	4.5	5.1	-	5.1
Total non-current assets	**410.2**	**337.3**	**(111.8)**	**225.5**
Total assets	**570.5**	**412.0**	**(113.1)**	**298.9**
Liabilities				
Borrowings and lease liabilities	60.5	110.7	(110.6)	0.1
Other current liabilities	24.6	29.5	(2.5)	27.0
Total current liabilities	**85.1**	**140.2**	**(113.1)**	**27.1**
Borrowings	47.8	1.3	-	1.3
Other non-current liabilities	0.2	0.3	-	0.3
Total non-current liabilities	**48.0**	**1.6**	**-**	**1.6**
Total liabilities	**133.1**	**141.8**	**(113.1)**	**28.7**
Equity				
Total equity	**437.4**	**270.1**	**-**	**270.1**
Total equity and liabilities	**570.5**	**412.0**	**(113.1)**	**298.9**

12

 Q&A

 Appendix: Additional Financial Information

 Adjusted EBITDA  15  US$m  3 months ended  Mar 31, 2022  3 months ended  Jun 30, 2022  3 months ended  Sep 30, 2022  3 months ended  Dec 31, 2022  Bitcoin mining revenue  14.7  13.8  16.2  13.8  Other income/(loss)1  0.0  -  -  (5.1)  Electricity costs  (2.9)  (3.8)  (6.6)  (7.4)  Other costs  (4.9)  (11.1)  (8.0)  (9.3)  Adjusted EBITDA  6.9  (1.2)  1.7  (8.0)  Adjusted EBITDA margin  47%  (8%)  10%  (58%)  Reconciliation to consolidated statement of profit or loss  Add/(deduct):  Foreign exchange gains/(losses)  (6.1)  14.2  (1.0)  (6.2)  Impairment of assets2  0.2   -  -  (90.0)  Loss allowance for financial assets3  -  -  -  (15.2)  Non-cash share-based payments expense – founders4  (3.3)  (3.0)  (3.0)  (3.2)  Non-cash share-based payments – executives5  (0.4)  (0.4)  (0.6)  0.0  Other expense items6  -  (0.9)  (1.5)  (0.1)  EBITDA  (2.7)  8.7  (4.4)  (122.7)  Other finance expense  (1.4)  (3.4)  (3.6)  (10.4)  Interest income  0.0  0.1  (0.0)  0.3  Depreciation   (2.2)  (3.5)  (7.5)  (11.5)  Net profit/(loss) before tax  (6.3)  1.8  (15.5)  (144.4)  Income tax expense  3.0  0.5  (2.4)  0.4  Net profit/(loss) after tax  (3.3)  2.3  (17.9)  (144.0)  Comprises net $5.1 million loss on disposal of assets (primarily reflects miner sales and monetization of Bitmain prepayments).  Impairment of assets includes impairment of mining hardware, development assets, goodwill and other assets.   Loss allowance for other receivables relates to loss on indirect tax receivables held by Non-Recourse SPV 2 and Non-Recourse SPV 3, which are not expected to be recoverable by the Company.   Non-cash share-based payments expense – founders includes expenses recorded on founder options, including (1) founder price target options (Executive Director Liquidity and Price Target Options) that vested on IPO during the quarter ended December 31, 2021. No further expense will be recorded in relation to these price target options. (2) founder long-term options (Executive Director Long-Term Target Options) which were granted in September 2021 in connection with the IPO. These long-term options are currently “out of the money” with an exercise price of $75 and initial share price vesting conditions of $370, $650, $925 and $1,850 for each tranche granted. (3) Restricted share units issued to the founders in July 2022. See note 18 of the unaudited interim consolidated financial statements for further information.  Non-cash share-based payments expense – other includes expense recorded in relation to incentives issued under Employee Share Plans, Employee Option Plan, Non-Executive Director Option Plan and Restricted Share Unit Long-Term Incentive Plan.  Other expense items include expense items in relation to one-off salary adjustments and other one-off costs.  EBITDA is net profit or (loss) from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization. Adjusted EBITDA is EBITDA as further adjusted to exclude impairment of assets, loss allowance for other receivables, share-based payments expense, foreign exchange gains/losses, and certain one-off, non-recurring expenses. See below for a reconciliation of EBITDA and Adjusted EBITDA to net profit/(loss) after income tax expense, the nearest applicable IFRS measure, for the periods presented.

 Consolidated statement of profit or loss  16  US$’000  3 months ended  Mar 31, 2022  3 months ended  Jun 30, 2022  3 months ended  Sep 30, 2022  3 months ended  Dec 31, 2022  Revenue  Bitcoin mining revenue  14.7  13.8  16.2  13.8  Gain/(loss) on disposal of assets  0.0  -  -  (5.1)          Expenses  Depreciation and amortization  (2.2)  (3.5)  (7.5)  (11.5)  Electricity charges  (2.9)  (3.8)  (6.6)  (7.4)  Employee benefits expense  (1.4)  (3.6)  (4.6)  (4.1)  Share-based payments expense1  (3.7)  (3.5)  (3.6)  (3.2)  Impairment of assets  0.2  (0.0)  -  (90.0)  Loss allowance for other receivables  -  -  -  (15.2)  Professional fees  (0.6)  (2.6)  (1.3)  (1.7)  Other expenses   (2.9)  (5.8)  (3.6)  (3.6)  Operating profit/(loss)  1.2   (9.1)  (10.9)  (128.0)  Finance expense  (1.4)  (3.4)  (3.6)  (10.4)  Interest income  0.0  0.1  (0.0)  0.3  Foreign exchange gains/(losses)  (6.1)  14.2  (1.0)  (6.2)  Loss before income tax expense  (6.3)  1.8   (15.5)  (144.4)          Income tax expense  3.0  0.5  (2.4)  0.4  Loss after income tax expense  (3.3)  2.3  (17.9)  (144.0)  1. Non-cash. Primarily relates to founders’ $75 strike options ($370 - $1,850 initial share price vesting).

 Appendix: Site Overviews

 Canal FlatsBritish Columbia, Canada  Land: 100% owned  Power Source: 100% renewable energy1  Power Capacity: 30MW  Status: Operational  Onsite fabrication facility supports BC build out  Center of excellence for research and development  18  Currently approximately 97% from direct renewable energy sources and approximately 3% from the purchase of RECs.

 Land: 100% owned  Power Source: 100% renewable energy1  Power Capacity: 80MW  Status: Operational  MackenzieBritish Columbia, Canada  19  Currently approximately 97% from direct renewable energy sources and approximately 3% from the purchase of RECs.

Prince George

British Columbia, Canada

- **Land:** 30-year lease (plus 2 x 10 year extensions)[1]
- **Power Source:** 100% renewable energy[2]
- **Power Capacity:** 50MW
- **Status:** Operational



Prince George (Sep 2021 vs Today)

1) Includes option to purchase within first 10 years.
2) Currently approximately 97% from direct renewable energy sources and approximately 3% from the purchase of RECs.

20

Land: 100% owned  Power Source: Excess/under-utilized renewable energy1   Power Capacity: 20MW (initial), connection agreement for up to 600MW   Status: Under construction  Expected Timing: Q2 CY23  Childress CountyTexas, USA  21  Renewable power source and mix to be confirmed closer to time of commissioning.

 Thank You